Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Showcase PTT Solutions at Critical Communications World 2024 May 14-16 at Dubai World Trade Centre

Visit Stand M41 in the Exhibition Hall to Experience Siyata’s Solutions

Vancouver, BC – May 9, 2024 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announced today that it will attend and exhibit at Critical Communications World 2024 (“CCW”) May 14-16 at the Dubai World Trade Centre in the city of Dubai, in the United Arab Emirates.

Marc Seelenfreund, CEO of Siyata, commented, “Our goal is to become a global leader in mission critical PTT devices, and this conference provides us with an excellent opportunity to showcase our solutions and engage with potential new customers. We have an established foothold in the Middle East and in Europe with multiple customers, and we look forward to further expanding in this large market.”

CCW is a conference and expo that unites mission-critical and business-critical end-users with manufacturers and suppliers for three days of inspiration, knowledge and connections. It is the leading destination for exhibitors to engage with partners, conduct in-person meetings and most importantly, secure new business. To learn more, visit https://www.critical-communications-world.com/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

END